Exhibit 12

Principal Financial Group, Inc.

Computation of Earnings to Fixed Charges Ratio

		For the Year Ended December 31,
		2004	2003	2002	2001	2000
		($ in millions)
1.	Income from continuing operations before income taxes	$881.6	$824.3	$371.5	$249.9	$751.1
2.	Interest expense	88.5	104.3	99.2	96.7	116.8
3.	Interest factor of rental expense	4.6	4.6	8.0	9.4	15.1
4.	Undistributed income from equity investees	(19.4)	(18.3)	4.3	(17.4)	(27.1)

5.	Earnings before interest credited on investment products	955.3	914.9	483.0	338.6	855.9
6.	Interest credited on investment products.	763.7	735.7	743.4	773.1	723.5

7.	Earnings	$1,719.0	$1,650.6	$1,226.4	$1,111.7	$1,579.4

8.	Interest expense	$88.5	$104.3	$99.2	$96.7	$116.8
9.	Interest factor of rental expense	4.6	4.6	8.0	9.4	15.1
10.	Preferred stock dividend requirements of majority-owned subsidiaries (non-intercompany)	—	1.2	0.4	—	—

11.	Fixed charges before interest credited on investment products	93.1	110.1	107.6	106.1	131.9
12.	Interest credited on investment products	763.7	735.7	743.4	773.1	723.5

13.	Fixed charges	$856.8	$845.8	$851.0	$879.2	$855.4

14.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 11)	10.3	8.3	4.5	3.2	6.5
15.	Ratio of earnings to fixed charges (Line item 7/Line item 13)	2.0	2.0	1.4	1.3	1.8